

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2012

Via Facsimile
Ms. Judy Bruner
Chief Financial Officer
SanDisk Corporation
601 McCarthy Blvd.
Milpitas, CA 95035

> **Re: SanDisk Corporation**
> **Form 10-K for the Fiscal Year Ended January 1, 2012**
> **Filed February 23, 2012**
> **File No. 000-26734**

Dear Ms. Bruner:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 41

1.   We note your disclosure on page 42 which reflects your belief that share-based compensation expense is not reflective of ongoing operating results. This characterization appears inconsistent with the fact that share-based compensation expense appears to be an ongoing expense and you report operating income within your statements of operations. In future filings, please revise this disclosure to resolve the inconsistencies and more clearly articulate your belief.

Item 8. Financial Statements and Supplementary Data

Note 8 – Concentrations of Risk and Segment Information, page F-32

2.   We note that your Chief Operating Decision Maker evaluates performance and makes
        decisions regarding allocation of resources based on total company results and therefore
        you have concluded that you operate in one segment. However, we further note that
        remarks made in your January 25, 2012 Q4 2011 Results – Earnings Call indicate that
        you have multiple segments including Client SSD, Enterprise SSD and Mobile. Please
        tell us whether you considered determining operating segments based on the three
        segments described in your presentation.   In this regard, describe the following with
        respect to your Client SSD, Enterprise SSD and Mobile segments:

        *   your management and reporting structure;
        *   the nature of discrete financial information that you generate;
        *   how resources are allocated and performance is evaluated; and
        *   how information is presented to the board of directors.

        Refer to ASC 280-10-50-1 through 50-9.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    *   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

    *   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

Ms. Judy Bruner
SanDisk Corporation
April 26, 2012
Page 3

        You may contact Jaime G. John, Staff Accountant at (202) 551-3446 if you have
questions regarding comments on the financial statements and related matters. Please contact me
at (202) 551-3406 with any other questions.

                                                Sincerely,

                                                /s/ Patrick Gilmore

                                                Patrick Gilmore
                                                Accounting Branch Chief